

January 26, 2012

<u>Via E-mail</u>
Mr. Ken Kannappan
Chief Executive Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, CA 95060

> **Re: Plantronics, Inc.**
> **Form 10-K for the fiscal year ended April 2, 2011**
> **Filed May 31, 2011**
>
> **Form 8-K dated November 1, 2011**
> **Filed November 1, 2011**
> **File No. 1-12696**

Dear Mr. Kannappan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed November 1, 2011</u>

1. We note that your press release in Exhibit 99.1 includes a tabular presentation of Non-GAAP Net Income in the format of a complete Statement of Operations. Please revise in future filings to delete the full income statement presentation of non-GAAP net income, as Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011 views a full non-GAAP income statement as placing undue prominence on the non-GAAP information.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director